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   As filed with the Securities and Exchange Commission on December 1, 2000


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Schedule TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                      Objective Systems Integrators, Inc.
                      (Name of Subject Company (Issuer))

                            Tahoe Acquisition Corp.
                          Agilent Technologies, Inc.
                           (Names of Filing Persons)

                                 COMMON STOCK,
                           PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                  674424-10-6
                     (CUSIP Number of Class of Securities)

                            D. Craig Nordlund, Esq.
                          Agilent Technologies, Inc.
                              395 Page Mill Road
                       Palo Alto, California 94303-0870
                                (650) 752-5000
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                with a copy to:

                            Larry W. Sonsini, Esq.
                            John T. Sheridan, Esq.
                            Steve L. Camahort, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                          Palo Alto, California 94304
                                (650) 493-9300

                           CALCULATION OF FILING FEE

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                   Transaction valuation                     Amount of filing fee
                      Not Applicable.                                None
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

[_]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  N/A
Form or Registration No.:  N/A
Filing Party:  N/A
Date Filed:  N/A
[X]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
[_]Check the appropriate boxes below to designate any transactions to which the
[_]statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:
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Items 1 - 11, 13.


Not applicable.

Item 12.  Exhibits.

Exhibit 99.2  Text of Conference Call Script.